Exhibit 21.1

Broadway Financial Corporation
List of Subsidiaries

1.	City First Bank, National Association (a national banking association)

2.	Broadway Service Corporation (a California corporation)

3.	1432 U Street, LLC (a District of Columbia limited liability company)

4.	C.F. New Markets Advisors, LLC (a Delaware limited liability company)